NORTHSTAR TECHNICAL INC.
NETMIND Year 2000 Compliance Statement

All hardware components of the NETMIND system have been verified to contain no date related processing, and thus are considered to be year 2000 compliant. Version 1.23 of the display and control software has been tested and verified to be year 2000 compliant when installed in a system with other component products that are year 2000 compliant. NETMIND owners should check with their computer manufacturer, and operating system and application software vendors to ensure that their systems are year 2000 compatible.


LEGAL DISCLAIMER

Northstar Technical Inc. has made every effort to ensure the accuracy of our product testing. However, because each target environment is different from NTI's testing environment, it is the responsibility of the system owner to validate the Year 2000 readiness of these products in the target environment. Therefore, information about the Year 2000 status of NETMIND products is provided "as is" without warranties of any kind and is subject to change without notice. NTI makes no representation or warranty respecting the accuracy or reliability of information about non-NTI products.

U.S.A.   The information provided here constitutes a Year 2000
Readiness Disclosure for purposes of the Year 2000 Information and Readiness Disclosure Act.

U.K.  This product complies with the definition of Year 2000
Conformity Requirements specified in Disc PD2000-1 of the British
Standards Institute.


March 12, 1999